Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor Relations
Investor News	Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir@fmc-ag.com

North America:
Terry L. Morris
Phone: + 1 800 948 2538
Fax: + 1 615 345 5605
E-mail: ir@fmc-ag.com

Internet: www.fmc-ag.com

April 2, 2008

Fresenius Medical Care Announces upgraded Rating of
Unsecured Debt Issues by Standard & Poor’s

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of Dialysis Products and Services, today reports that Standard & Poor’s has assigned upgraded debt and recovery ratings to the Company’s unsecured debt issues. Based on a recovery analysis the rating of Trust Preferred Securities IV ($225 million) and Trust Preferred Securities V (€300 million) improved to BB from single B+. Additionally the rating of the $500 million Senior Notes due 2017 improved to BB+ from BB-. The corporate credit rating remains unchanged at BB, the outlook is stable.

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Lawrence A. Rosen, Chief Financial Officer, commented: “The Company welcomes the improved ratings which reflect our strong global position in growing, non-cyclical markets of the dialysis industry. The dialysis industry is characterized by stable cash flows; most of the Company’s customers have a high credit rating. Furthermore, we have a proven ability to reduce debt significantly over time. Our financial position is strong and we are confident to meet our financial targets.”

FRESENIUS MEDICAL CARE AG & Co. KGaA
Facility	Year issued	Amount in million	New Rating	Old Rating

Corporate Credit Rating			BB	BB
Credit Agreement Term Loan A	2006	$1,850	BBB-	BBB-
Credit Agreement Term Loan B	2006	$1,750	BBB-	BBB-
Secured Revolving Credit Facility	2006	$1,000	BBB-	BBB-
Senior Notes 2007-2017	2007	$500	BB+	BB-
Trust Preferred Securities IV (subordinated notes)	2001	$225	BB	B+
Trust Preferred Securities V (subordinated notes)	2001	€300	BB	B+

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,600,000 individuals worldwide. Through its network of 2,238 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 173,863 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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